Exhibit (a)(5)

                                    FORM OF
                        PROMISE TO GRANT STOCK OPTION(S)

TO:______________________

     In exchange for your agreement to cancel certain stock options ("Old Option(s)") you received from Decorator Industries, Inc. ("Decorator"), Decorator hereby promises to grant you a stock option or options, as applicable (the "New Option(s)"), covering [______] shares of Decorator's common stock no earlier than September 24, 2002 and no later than December 31, 2002, or, if Decorator extends the exchange offer, a date which is no earlier than six months and a day following the cancellation date of the Old Options (the "New Grant Date"). The exercise price of each New Option will be the closing price of Decorator's common stock as listed on the American Stock Exchange on the New Grant Date. Each New Option will vest sixty percent (60%) on the New Grant Date, an additional twenty percent (20%) on the first anniversary of the New Grant Date and the remaining twenty percent (20%) on the second anniversary of the New Grant Date, subject to your continued employment with Decorator, as described below. Each New Option will otherwise be subject to the standard terms and conditions under the Decorator Industries, Inc. 1995 Incentive Stock Option Plan as may be amended from time to time, and applicable form of stock option agreement. Please note that although the Company has no present intention of entering into a merger or similar transaction, it is our general policy not to comment on market rumors or innuendo regarding strategic corporate transactions.

     Prior to the grant of New Options on the New Grant Date, it is possible that Decorator might effect or enter into a merger or other similar transaction whereby Decorator would be acquired by another company. This promise to grant stock options (this "Promise") is a binding commitment that Decorator's successors must honor and, accordingly, in the event of any such merger transaction, the acquirer would be obligated to grant you a stock option on the New Grant Date. Such a stock option could be for the purchase of the acquirer's stock (as opposed to Decorator's), with an exercise price equal to the fair market value of such acquirer's stock on the New Grant Date, and would be unaffected by the acquirer's treatment of Decorator's existing stock option plan.

     In order to receive the New Option(s), you must continue to be employed by Decorator, or a successor of Decorator, as of the New Grant Date. This Promise does not constitute a guarantee of employment with Decorator for any period. Unless otherwise expressly provided in your employment agreement, your employment with Decorator will remain "at-will" and can be terminated by you or Decorator at any time, with or without cause or notice. If your employment with Decorator terminates before the New Grant Date, for any reason, including but not limited to your voluntary resignation, a reduction in force, or as the result of a merger or acquisition of Decorator by another company, you will lose all rights pursuant to this Promise to receive New Options.

     This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (i) the Offer to Exchange; (ii) the letter from William A. Bassett dated February22, 2002; (iii) the Election Form previously completed and submitted by you to Decorator; and (iv) the Notice to Withdraw from the Offer (the "Exchange Offer Documents"), all of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Decorator with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Decorator.

DECORATOR INDUSTRIES, INC.

By:__________________________           Date: February 22, 2002

Name: William A. Bassett                Title: President, Chairman, CEO